UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR
For Period Ended: June 30, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

Fisker Inc.
Full Name of Registrant
N/A
Former Name if Applicable
14 Centerpointe Drive
Address of Principal Executive Office (Street and Number)
La Palma, California 90623
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fisker Inc. (the “Company”) was unable, without unreasonable effort and expense, to complete the preparation of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q Report”) by August 14, 2024, due to the circumstances described below.

As previously disclosed, on June 17, 2024, Fisker Group Inc., a subsidiary of the Company, commenced a voluntary case under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On June 19, 2024, the Company and its other subsidiaries in the United States (together with Fisker Group Inc., the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the Bankruptcy Code in the Bankruptcy Court. The Bankruptcy Court has granted a motion seeking joint administration of the cases commenced on June 17, 2024 and June 19, 2024 (the “Chapter 11 Cases”) under the caption In re: Fisker Inc., et al., Case No. 24-11390 (TMH). The Company will be unable to file the Form 10-Q Report within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification

Dr. Geeta Gupta-Fisker	(833)	434-7537
(Name)	(Area Code)	(Telephone Number)
(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
    Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative of this Form 12b-25, the Company was unable to file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three and six month periods ended June 30, 2024 differed significantly from its results of operations for the three and six month periods ended June 30, 2023 due to the significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Chapter 11 Cases.

The Company will file monthly operating reports with the Bankruptcy Court relating to periods subsequent to June 19, 2024.

Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at https://veritaglobal.net/fisker or by calling the Company’s claims agent, Verita Global, at (888) 926-3470 (U.S./Canada) or (310) 751-1825 (International).

The Company cautions that trading in the Company’s common stock and other securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company expects that its existing common stock will be cancelled and that holders of the common stock will not receive any amounts through the Chapter 11 Cases.

Fisker Inc.
 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2024	By:	/s/ John DiDonato
John DiDonato Chief Restructuring Officer